Exhibit 99.20

Solaris Resources Inc.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited)

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – In thousands of United States dollars)

	Note	March 31, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents		$24,194	$14,770
Prepaids and other	3, 15	666	490
		24,860	15,260

Restricted cash	6	571	313
Exploration and evaluation assets	4	20,180	20,180
Property, plant and equipment	5	2,578	2,782

Total assets		$48,189	$38,535

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$7,187	$8,336
Lease liability		150	145
Derivative liability	7	411	365
		7,748	8,846
Long-term liabilities
Lease liability		51	90
Reclamation provision	6	1,401	1,271
Other long-term liability		109	98
Total liabilities		9,309	10,305

Shareholders’ equity
Common shares	8	194,451	169,952
Reserves	8	13,053	14,924
Deficit		(176,517)	(164,558)
Equity attributable to shareholders of the Company		30,987	20,318
Non-controlling interests	12	7,893	7,912
Total shareholders’ equity		38,880	28,230

Total liabilities and equity		$48,189	$38,535

Commitments (Note 7, 9, 13, 16) Subsequent event (Note 8(d))

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2023	2022

Exploration expenses	9	$9,401	$14,305
General and administrative expenses	10	2,632	2,269
Loss from operations		12,033	16,574

Change in fair value of derivatives	7	105	(554)
Finance income, net		(112)	(39)
Other expense (income)		(48)	21
Net loss		$11,978	$16,002

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign currency translation		(227)	(206)
Total comprehensive loss		$11,751	$15,796

Net loss attributable to:
Shareholders of the Company		$11,959	$15,986
Non-controlling interest	12	19	16
		$11,978	$16,002

Total comprehensive loss attributable to:
Shareholders of the Company		$11,732	$15,780
Non-controlling interest	12	19	16
		$11,751	$15,796

Net loss per share attributable to shareholders of the Company
Basic and diluted		$0.10	$0.15

Weighted average number of shares outstanding
Basic and diluted		124,027,698	108,842,900

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars)

		For the three months ended March 31,
	Note	2023	2022

Cash provided by (used in):
Operations
Net loss for the period		$(11,978)	$(16,002)
Adjustments for:
Change in fair value of derivatives	7	105	(554)
Finance income, net		(112)	(39)
Foreign exchange and other		(30)	29
Share-based compensation	8	1,540	1,036
Amortization	5	221	162
Reclamation provision		172	267
Loss from disposal of property, plant and equipment		2	–
Net changes in non-cash working capital items:
Prepaids and other		(176)	(271)
Accounts payable and accrued liabilities		(1,150)	(665)
Reclamation provision settlement		(45)	–
Other long-term liability		11	96
		(11,440)	(15,941)

Financing
Proceeds from exercise of Equinox Warrants, warrants and stock options	8	20,803	41
Payment of lease liability		(40)	(40)
Finance income received, net		121	48
		20,884	49

Investing
Restricted cash contribution	6	(258)	–
Capital expenditures		(19)	(629)
		(277)	(629)

Effect of exchange rate changes on cash and cash equivalents		257	192
Increase (decrease) in cash and cash equivalents		9,424	(16,329)
Cash and cash equivalents, beginning of period		14,770	33,897

Cash and cash equivalents, end of period		$24,194	$17,568

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, except number of shares)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Options, RSUs and warrants	Foreign currency translation	Total	Deficit	Non- controlling interest	Total equity

Balance, December 31, 2022		122,660,841	$169,952	$13,880	$1,044	$14,924	$(164,558)	$7,912	$28,230
Shares issued on exercise of stock options	8	336,500	249	(103)	–	(103)	–	–	146
Shares issued on exercise of Solaris warrants and Equinox Warrants	8	23,524,333	24,250	(3,535)	–	(3,535)	–	–	20,715
Share-based compensation	8	–	–	1,540	–	1,540	–	–	1,540
Net loss and comprehensive loss		–	–	–	227	227	(11,959)	(19)	(11,751)
Balance, March 31, 2023		146,521,674	$194,451	$11,782	$1,271	$13,053	$(176,517)	$7,893	$38,880

Balance, December 31, 2021		108,827,567	$119,555	$19,834	$1,720	$21,554	$(105,901)	$7,911	$43,119
Shares issued on exercise of stock options	8	2,500	4	(1)	–	(1)	–	–	3
Shares issued on exercise of Solaris warrants and Equinox Warrants	8	40,500	47	(9)	–	(9)	–	–	38
Share-based compensation	8	–	–	1,036	–	1,036	–	–	1,036
Net loss and comprehensive loss		–	–		206	206	(15,986)	(16)	(15,796)
Balance, March 31, 2022		108,870,567	119,606	20,860	1,926	22,786	(121,887)	7,895	28,400

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

1.	Nature of operations

Solaris Resources Inc. (the “Company” or “Solaris”) was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares trade on the Toronto Stock Exchange under the symbol “SLS”.

The Company is engaged in the acquisition, exploration and development of mineral property interests. The Company’s assets consist primarily of the Warintza property (“Warintza”) in Ecuador, the 60% owned La Verde property (“La Verde”) in Mexico, the Ricardo property (“Ricardo”) in Chile and the Tamarugo property (“Tamarugo”) in Chile. The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

The Company has incurred operating losses to date and has no current sources of revenue or significant cash inflows from operations. The Company has, to date, relied on cash received from share issuances in order to fund its exploration and other business objectives. As at March 31, 2023, the Company has cash and cash equivalents of $24,194, which management believes is sufficient to fund the Company’s committed exploration expenses and general and administrative costs for the next twelve months. However, if the Company continues to maintain or expand its existing exploration activities throughout the next twelve months, the current cash balances may not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares in support of its business activities. There can be no guarantees that future equity financing or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its exploration plans or other business activities.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performances since the last annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2022. The accounting policies, significant judgments made by management in applying these policies and key sources of estimation uncertainty are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (International Financial Reporting Interpretations Committee). However, these updates either are not applicable to the Company or are not material to the consolidated financial statements.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 9, 2023.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

3.	Prepaids and other

	Note	March 31, 2023	December 31, 2022
Prepaid expenses and deposits		$292	$137
Supplies inventory		84	102
Taxes recoverable		178	191
Amounts receivable and other		23	15
Due from a related party	15	89	45
		$666	$490

4.	Exploration and evaluation assets

	Note	March 31, 2023	December 31, 2022
La Verde (Mexico)	a)	$19,741	$19,741
Warintza (Ecuador)	b)	188	188
Ricardo (Chile)	c)	251	251
		$20,180	$20,180

a)	La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “Agreement”). The Agreement provides that Solaris is the operator of the project. The Agreement further provides for dilution of either party’s ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

b)	Warintza

The Company owns a 100% interest in Warintza. Warintza is located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of nine mining concessions (the “Concessions”) covering a total of 26,777 hectares. The Concessions have a term of 25 years and can be renewed for additional periods of 25 years. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions covering a total of 10,000 hectares.

c)	Ricardo

The Company owns a 100% interest in Ricardo, an early-stage exploration porphyry copper prospect located near Calama, Chile in the Calama Mining District. The Ricardo claim block covers approximately 16,000 hectares.

d)	Tamarugo

Tamarugo is a grass-roots copper porphyry target located in northern Chile. The Company entered into a definitive earn-in option agreement with Freeport with respect to 5,100 hectares owned by Freeport and approximately 5,000 hectares 100% owned by the Company in June 2019, amended in November 2020 (the “Tamarugo Option Agreement”).

On January 12, 2023, the Company provided a letter of notification from Freeport that it wished to cease the earn-in of the Tamarugo property with respect to the 5,100 hectares owned by Freeport. The termination date of the Tamarugo Option Agreement was effective on February 11, 2023.

Tamarugo also includes a claim block which covers approximately 7,300 hectares that is 100% owned by the Company, which is not part of the option agreement with Freeport as discussed above.

e)	Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

5.	Property, plant and equipment

	Site infra-structure and equipment	Construction in progress	Warehouse & office equipment & furniture	Right-of-use assets	Total
Cost
As at December 31, 2021	$1,782	$272	$456	$613	$3,123
Additions	563	369	184	92	1,208
Transfers	610	(610)	–	–	–
Disposals	(167)	–	(35)	(179)	(381)
As at December 31, 2022	$2,788	$31	$605	$526	$3,950
Additions	–	8	11	–	19
Transfers	34	(39)	5	–	–
Disposals	–	–	(4)	–	(4)
As at March 31, 2023	$2,822	$–	$617	$526	$3,965

Accumulated amortization
As at December 31, 2021	$310	$–	$113	$158	$581
Amortization	438	–	165	180	783
Disposals	(40)	–	(23)	(133)	(196)
As at December 31, 2022	$708	$–	$255	$205	$1,168
Amortization	131	–	46	44	221
Disposals	––	–	(2)	–	(2)
As at March 31, 2023	$839	$–	$299	$249	$1,387

Net book value
As at December 31, 2022	$2,080	$31	$350	$321	$2,782
As at March 31, 2023	$1,983	$–	$318	$277	$2,578

6.	Reclamation provision

	March 31, 2023	December 31, 2022
Balance, start of period	$1,271	$1,509
Additions	122	495
Accretion	3	25
Settlement	(45)	(109)
Change in estimate	50	(649)
Balance, end of period	$1,401	$1,271

The reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza, estimated to be incurred in the year 2027. The total undiscounted estimated cash flows required to settle these obligations as at March 31, 2023 are $1,627 (December 31, 2022 – $1,548), which have been inflated at an average rate of 2.58% per annum (December 31, 2022 – 2.22%) and discounted at an average rate of 3.60% (December, 31, 2022 – 3.99%) per annum being an estimate of the risk-free, pre-tax cost of borrowing over the respective periods.

Restricted cash of $571 (December 31, 2022 – $313) represents funds being used to collateralize guarantees issued to support environmental bonding requirements with respect to the environmental disturbances at Warintza.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

7.	Derivative

Pursuant to the Arrangement under which Equinox distributed 60% of the shares of the Company to its shareholders in August of 2018, the Company became obligated to issue Solaris common shares on any exercise of then existing Equinox Warrants. The obligation to issue shares on exercise of Equinox Warrants meets the definition of a derivative.

As at March 31, 2023, the Company is obligated to issue 126,256 common shares (December 31, 2022 – 150,589) (note 8(d)) on exercise of Equinox Warrants which have an exercise price per one whole Equinox common share and one-quarter Solaris common share issuable of C$5.30 (December 31, 2022 – C$5.30) and a contractual life of 0.10 years (December 31, 2022 – 0.35 years). Equinox is required to pay to the Company one-tenth of the proceeds it receives on the exercise of these warrants.

At March 31, 2023 and December 31, 2022, the fair value of the Company’s obligation to issue shares on exercise of Equinox Warrants classified as a derivative was determined using a Monte Carlo Simulation model.

The following assumptions were used in estimating the fair value of the derivative for March 31, 2023 and December 31, 2022:

Weighted average	March 31, 2023		December 31, 2022
Risk-free rate		4.27%		4.25%
Correlation of changes in Solaris and Equinox share prices		58%		69%
Expected term (years)		0.10		0.35
Expected volatility – Equinox and Solaris[1]		70% and 61%		67% and 61%
Expected dividend		–		–
Solaris share price per whole share	C$	6.55	C$	6.44
Equinox share price per whole share	C$	6.94	C$	4.43

[1]	The expected volatility of Solaris is based on the historical volatility of the Solaris shares.

During the three months ended March 31, 2023, the Company issued 24,333 common shares (December 31, 2022 – 2,940) on exercise of 486,655 Equinox Warrants (December 31, 2022 – 58,824). A continuity of the derivative liability is as follows:

	March 31, 2023	December 31, 2022
Balance, start of period	$365	$1,783
Exercise of warrants	(58)	(7)
Change in fair value	105	(1,377)
Foreign exchange on translation	(1)	(34)
Balance, end of period	$411	$365

8.	Share capital

a)	Common shares

Authorized: Unlimited common shares, with no par value

Issued and fully paid: 146,521,674 (December 31, 2022 – 122,660,841)

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

b)	Share purchase options

For the three months ended March 31, 2023, the Company recognized a share-based compensation expense included in general and administrative expenditures of $1,540 (three months ended March 31, 2022 – $1,036). The following table shows the change in the shares issuable for Arrangement options and Solaris options during the three months ended March 31, 2023 and 2022:

For the three months ended March 31,	2023	2022
Balance, start of period	8,131,226	7,982,504
Granted	2,950,000	–
Exercised	(336,500)	(2,500)
Forfeited	(43,122)	(15,278)
Balance, end of period	10,701,604	7,964,726

The weighted average exercise price per share issuable of options granted, exercised and forfeited during the three months ended March 31, 2023 was C$5.94, C$0.59 and C$1.20, respectively. The weighted average exercise price per share issuable of options exercised and forfeited during the three months ended March 31, 2022 was C$1.20 and C$1.00, respectively.

The assumptions used in the Black-Scholes option pricing model for the options granted in the three months ended March 31, 2023 were as follows. There were no options granted in the three months ended March 31, 2022.

Weighted average	2023
Exercise price per share issuable	C$	5.94
Expected term (years)		5
Volatility[1]		61%
Expected dividend yield		–
Risk-free interest rate		3.59%
Weighted average fair value per share		3.06

[1]	The expected volatility of Solaris is based on the historical volatility of the shares of a comparative peer group of companies.

Arrangement options

Pursuant to the Arrangement under which Equinox distributed the shares of the Company to its shareholders, option holders of Equinox received options of Solaris which were proportionate to, and reflective of the terms of, their existing options of Equinox (“Arrangement options”). As at March 31, 2023, a total of 332,694 (December 31, 2022 – 838,914) Arrangement options are outstanding with each option entitling the holder to one-tenth of a Solaris share. As at March 31, 2023, a total of 33,272 shares (December 31, 2022 – 83,894) are issuable by Solaris upon exercise of the Arrangement options.

Outstanding and Exercisable
Exercise price per Arrangement option (C$)[2]	Number of Arrangement options outstanding	Number of shares issuable	Weighted average exercise price per option (C$)	Weighted average remaining contractual life (years)
$0.10	7,500	750	$0.10	0.34
$0.12	325,194	32,522	0.12	1.21
	332,694	33,272	$0.12	1.19

[2]	Exercise price per Arrangement option for 1/10th of a Solaris share.

The weighted average exercise price of the Arrangement options exercisable at March 31, 2023, attributable to the issuance of a whole Solaris share was C$1.20 (December 31, 2022 – C$1.20).

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Solaris options

The following is a summary of the Company’s outstanding and exercisable options as at March 31, 2023:

	Outstanding			Exercisable
Grant date	Exercise price (C$)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
August 9, 2019	$0.50	400,000	1.36	400,000	1.36
November 18, 2019	0.80	700,000	1.64	700,000	1.64
November 21, 2019	0.80	204,166	1.65	204,166	1.65
January 2, 2020	0.80	350,000	1.76	350,000	1.76
March 20, 2020	0.80	100,000	1.97	100,000	1.97
May 27, 2020	0.80	2,514,166	2.16	1,673,334	2.16
November 2, 2020	4.90	2,300,000	2.59	1,533,332	2.59
March 16, 2021	7.24	300,000	2.96	300,000	2.96
September 15, 2021	13.11	400,000	3.46	100,000	3.46
November 10, 2021	12.45	150,000	3.62	37,500	3.62
August 9, 2022	7.36	300,000	4.36	–	–
February 24, 2023	5.94	2,950,000	4.91	300,000	4.91
	4.08	10,668,332	3.08	5,698,332	2.33

c)	Restricted share units

Pursuant to the Arrangement, holders of Equinox RSUs or pRSUs received RSUs or pRSUs of Solaris (“Arrangement RSUs”), which were proportionate to, and reflective of the terms of, their existing RSUs or pRSUs of Equinox. The holder of the Arrangement RSUs acquires one-tenth of a Solaris share upon vesting.

The following table shows the change in the RSUs and pRSUs outstanding and shares issuable during the three months ended March 31, 2023 and 2022:

	RSUs and pRSUs outstanding		Shares issuable
For the three months ended March 31,	2023	2022	2023	2022
Balance, start of period	260,836	2,282,086	26,085	498,210
Vesting or redemption of RSUs and pRSUs	–	–	–	–
Balance, end of period	260,836	2,282,086	26,085	498,210

During the three months ended March 31, 2023 and 2022, there were no RSUs redeemed under the provision of the Company’s RSU plan.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

d)	Shares issuable for Equinox Warrants

Pursuant to the Arrangement, upon exercise of each pre-existing Equinox Warrant, warrant holders will receive one-fifth of a common share of Equinox and one-twentieth of a Solaris share. Equinox will pay to Solaris an amount equal to one-tenth of the proceeds received by Equinox on exercise of the warrants. During the three months ended March 31, 2023, 24,433 Solaris common shares were issued for the exercise of Equinox Warrants. A continuity of the Company’s shares issuable for Equinox Warrants is as follows:

	Shares issuable on exercise of warrants	Weighted average price per Solaris share issuable (C$)	Equinox weighted average exercise price[3] (C$)
Outstanding, December 31, 2021	153,529	$2.12	$5.30
Exercised	(2,940)	2.02	5.05
Outstanding, December 31, 2022	150,589	$2.12	$5.30
Exercised	(24,333)	2.12	5.30
Outstanding, March 31, 2023	126,256	2.12	5.30

Outstanding shares issuable for Equinox Warrants as at March 31, 2023 are as follows:

Expiry date	Shares issuable on exercise of warrants	Exercise price per Solaris share issuable (C$)	Equinox exercise price[3] (C$)
May 7, 2023	126,256	2.12	5.30

[3]	Equinox Warrants exercise price per one whole Equinox common share and one-quarter Solaris common share issuable.

Subsequent to March 31, 2023, the Company issued 126,256 common shares for the exercise of Equinox Warrants for proceeds of $199 (C$268).

e)	Share purchase warrants

The following is a summary of the Company’s warrants as at March 31, 2023:

Date of Issue	Exercise Price (C$)	Expiry Date	December 31, 2022	Exercised	Expired	March 31, 2023
May 28, 2020	$1.20	May 28, 2023	25,000,000	(23,500,000)	–	1,500,000

The weighted average exercise price of the warrants outstanding as at March 31, 2023 is C$1.20 (December 31, 2022 – C$1.20).

During the quarter, the Company received proceeds from exercises of 23,500,000 common share purchase warrants totaling $20,618 (C$28,200), including a total of 23,100,000 common share purchase warrants at a price of C$1.20 for proceeds of $20,260 (C$27,720) by the Company’s Executive Chairman, Mr. Richard Warke and Equinox.

9.	Exploration expenditures

The Company’s exploration expenditures by activity are as follows:

For the three months ended March 31,	2023	2022
Salaries, geological consultants and support, and travel	$2,332	$4,202
Site preparation, supplies, field and general	2,078	2,686
Drilling and drilling related costs	1,233	4,622
Assay and analysis	175	792
Community relations, environmental and permitting	2,677	854
Concession fees	472	459
Studies	41	261
Reclamation provision	172	267
Amortization	221	162
	$9,401	14,305

Pursuant to agreements with local communities, the Company is required to make certain monthly community support payments.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

The Company’s exploration expenditures by jurisdiction are as follows:

For the three months ended March 31,	2023	2022
Ecuador	$8,956	$13,764
Chile	196	224
Mexico	47	40
Peru and other	202	277
	$9,401	$14,305

10.	General and administrative expenditures

For the three months ended March 31,	2023	2022
Share-based compensation	$1,540	$1,036
Salaries and benefits	407	453
Office and other	188	189
Filing and regulatory fees	77	110
Professional fees	318	336
Marketing and travel	102	145
	$2,632	$2,269

11.	Segmented information

The Company has determined that it has one operating segment, being the exploration of mineral properties.

Information about the Company’s non-current assets by jurisdiction is detailed below:

	March 31, 2023	December 31, 2022
Mexico	$19,755	$19,756
Ecuador	3,261	3,201
Chile	269	271
Peru and other	44	47
	$23,329	$23,275

Information about the Company’s exploration expenditures by jurisdiction is detailed in Note 9.

12.	Non-controlling interest

The Company, through its 60% ownership of Minera Torre de Oro, S.A.P.I. de C.V., controls the La Verde project, with a non-controlling interest accounting for the 40% owned by a subsidiary of Teck Resources Ltd.

Summarized financial information for the La Verde project is as follows:

	March 31, 2023	December 31, 2022
Current assets	$12	$56
Non-current assets	19,741	19,741
Current liabilities	48	45

For the three months ended March 31,	2023	2022
Net loss	$47	$40
Attributable to shareholders of the Company	28	24
Attributable to non-controlling interest	19	16

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

13.	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $25,055 represents the maximum exposure to credit risk.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash.

At March 31, 2023, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	3-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$7,187	$–	$–	$–	$7,187
Lease liabilities	150	51	–	–	201
Other long-term liabilities	–	–	–	109	109
Office rent obligations	349	453	110	–	912
Exploration expenses and other	120	–	–	–	120
	$7,806	$504	$110	$109	$8,529

c)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At March 31, 2023, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the parent company is Canadian dollars. Therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollars. However, the impact on such exposure is not currently material.

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

14.	Fair value measurements

As at March 31, 2023, the Company’s derivative instruments are measured at fair value using Level 2 inputs. The carrying values of cash and cash equivalents, restricted cash, deposits, amounts receivable and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity. There were no transfers between fair value levels in the periods presented.

15.	Related party transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Solaris Resources Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited – In thousands of United States dollars, unless otherwise noted)

Key management compensation for the three months ended March 31, 2023 and 2022 is comprised of the following:

For the three months ended March 31,	2023	2022
Share-based compensation	$1,327	$844
Salaries and benefits	167	177
Professional fees	93	70
	$1,587	$1,091

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. Total amount charged by Augusta in 2023 was $93 (three months ended March 31, 2022 - $70).

Related party transactions

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on March 31, 2023 was approximately $919 (December 31, 2022 – $1,028), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three months ended March 31, 2023 and 2022:

For the three months ended March 31,	2023	2022
Salaries and benefits	$413	$930
Office and other	104	118
Filing and regulatory fees	9	79
Marketing and travel	6	5
	$532	$1,132

At March 31, 2023, amounts in prepaids and other include $89 due from a related party (December 31, 2022 – $45) with respect to this arrangement.

16.	Commitments

The Company is committed to payments for office leases premises through 2026 in the total amount of approximately $912 based on the Company’s current share of rent paid. Payments by fiscal year are:

2023	262
2024	334
2025	165
2026	151

The Company is committed to payments related to exploration expenses and other of $120 in 2023.